



FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 24 April, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____ No ___



GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Directors or connected persons, arising from the purchase of Ordinary Shares on 18 April 2002 under a Single Company ISA at a price of £16.36 per Ordinary Share:

Mr J D Coombe	3
Mrs G A Coombe (wife of Mr J D Coombe)	3
Sir Peter Job	6

The Company and Directors were advised of this information on 23 April 2002.

S M Bicknell
Company Secretary

24 April 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

gsk.0262a



GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-

Dr J P Garnier

The Administrators of the SmithKline Beecham Senior Executive Bonus Investment Plan notified the Company and Dr Garnier on 23 April 2002 that he had increased his interest by 248.331 Ordinary Share ADRs at a price of $47.21 per share following the re-investment of the dividend paid to shareholders on the 18 April 2002.

SM Bicknell
Company Secretary

24 April 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

gsk.0262a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 24 April, 2002   By: _____
                                                     VICTORIA LLEWELLYN
                                                     Authorised Signatory for and on
                                                     behalf of GlaxoSmithKline plc